SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓                                 Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                                No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:
An announcement regarding poll results of the first extraordinary general meeting for the year 2015 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 23, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

POLL RESULTS OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2015

The Company and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

•	There is no objection against the proposed resolution at the EGM;

I.	CONVENING AND ATTENDANCE OF THE EGM

China Petroleum & Chemical Corporation (“Sinopec Corp” or the “Company”) held its first extraordinary general meeting for the year 2015 (the “EGM”) at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC, on Friday, 23 October 2015.

Information of shareholders and authorised proxies attending the EGM
1.	Number of shareholders and authorised proxies		167
	of which:	A shares	165
		H shares	2
2.	Total number of valid voting shares held by the attending shareholders or proxies		12,269,131,182
	of which:	A shares	858,713,309
		H shares	11,410,417,873
3.	Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the holders to attend and validly vote at the EGM (%)		35.331876
	of which:	A shares	2.472869
		H shares	32.859007

As at the share registration date (22 September 2015), the total number of shares in issue of the Company is 121,071,209,646 shares. As disclosed in the Circular dated 7 September 2015, pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the Share Listing Rules of Shanghai Stock Exchange, China Petrochemical Corporation and its associates were required to, and did, abstain from voting in relation to the resolution at the EGM. China Petrochemical Corporation and its associates hold in aggregate 86,345,821,101 shares of the Company. Therefore, the total number of shares of the Company entitling the holders to attend and vote on the resolution at the EGM is 34,725,388,545 shares. There were no shares which entitle the shareholders of the Company to attend and vote only against any resolution at the EGM.

The EGM was convened by the board of directors of Sinopec Corp. (the “Board”). Mr. Wang Yupu, Chairman of the Board, did not attend the EGM due to official duties. Recommended by the majority of the Directors, Mr. Li Chunguang, Director, chaired the EGM. The Company currently has 11 directors and 7 supervisors as of the time of the EGM. Mr. Li Chunguang, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Dai Houliang, Mr. Zhang Haichao, Mr. Jiao Fangzheng, all as directors, attended the EGM; Mr. Jiang Xiaoming, Mr. Andrew Y. Yan, Mr. Tang Min and Mr. Fan Gang, Independent non-executive Directors, did not attend the EGM due to official duties. Mr. Liu Yun, Chairman of the supervisory committee of Sinopec Corp., did not attend the EGM due to official duties. Mr. Liu Zhongyun, Mr. Zhou Hengyou, Mr. Zou Huiping, Mr. Yu Renming, all as supervisors, attended the EGM. Mr. Jiang Zhenying, Mr. Wang Yajun, supervisors, did not attend the EGM due to official duties. Mr. Wang Xinhua, the Chief Financial Officer, Mr. Lei Dianwu, Mr. Jiang Zhenghong, Mr. Chang Zhenyong, Vice Presidents, were present at the EGM; Mr. Huang Wensheng, Vice President and the Secretary to the Board attended the EGM. The convening of and the procedures for holding the EGM, and the voting procedures at the EGM were in compliance with the requirements of the Company Law of the People’s Republic of China (the “PRC”) and the articles of association of Sinopec Corp. (the “Articles of Association”).

II.	Consideration of the resolution

The following ordinary resolution was considered at the EGM by way of poll:

THAT, the resolution in relation to the Major Continuing Connected Transactions and Non-Major Continuing Connected Transactions (and relevant authorizations) be and is hereby approved, in particular:

(a).
the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and the Non-Major Continuing Connected Transactions (including the relevant proposed caps) for the three years ending 31 December 2018 be and are hereby approved;

(b).	the Continuing Connected Transactions Fourth Supplemental Agreement entered into between Sinopec Corp. and China Petrochemical Corporation be and is hereby approved, ratified and confirmed;

(c).
the President of Sinopec Corp., be and is hereby authorized to sign or execute such other documents or supplemental agreements or deeds on behalf of Sinopec Corp. and to take all such actions pursuant to the relevant board resolution(s) as necessary or desirable.

Result: Approved
Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	832,354,039	96.930376	26,359,270	3.069624
H Share	7,147,115,454	62.636755	4,263,302,419	37.363245
Total	7,979,469,493	65.036956	4,289,661,689	34.963044

III.	Witness by lawyers

Mr. Gao Wei and Mr. Ding Feng from Haiwen & Partners, the PRC Legal Counsel of Sinopec Corp., issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the EGM, the voting procedures at the EGM, the eligibility of the convenor of the EGM and the eligibility of the shareholders (or their proxies) attending the EGM were in compliance with the requirements of relevant laws and the Articles of Association and the voting result at the EGM was valid.

In accordance with the requirements of Hong Kong Listing Rules, Hong Kong Registrars Limited, the H share registrar of Sinopec Corp., was appointed as the scrutineer in respect of voting at the EGM.

IV.	Documents for inspection

1.	The Resolution passed at the EGM;

2.	The Legal Opinion.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
23 October 2015

As at the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: October 26, 2015